

January 31, 2023

James E. Kras
Chief Executive Officer
Edible Garden AG Inc.
283 County Road 519
Belvidere, NJ 07823

>   **Re: Edible Garden AG Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed January 27, 2023**
>   **File No. 333-268800**

Dear James E. Kras:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 13, 2023 letter.

Amendment No. 2 to Form S-1 Filed January 27, 2023

Recent Developments
Edible Garden Heartland, page 33

1.   We note the reference in the last sentence of the first paragraph that the historical audited financial statements and interim unaudited financial statements of the Greenleaf business prior to the acquisition, as well as pro forma financial information showing the effect of the Greenleaf Business at certain dates, will be included in this prospectus. Please revise to remove this reference since you removed the Greenleaf financial statements and pro forma information after you concluded it was the acquisition of assets and not a business.

You may contact Jeanne Bennett at 202-551-3606 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Alexander R. McClean, Esq.